UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-54C

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(C) OF THE INVESTMENT
                               COMPANY ACT OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

                             AVENTURA HOLDINGS, INC.
                (Name of Registrant As Specified In Its Charter)

           2650 Biscayne Boulevard, First Floor, Miami, Florida 33137
                    (Address of principal executive offices)

                                 (305) 937-2000
                           (Issuer's telephone number)


                        COMMISSION FILE NUMBER 814-00703


Aventura  Holdings,  Inc.  (the  "Company")  is  withdrawing  its election under section  54(a) of the Act on the following basis for filing this Notification of
Withdrawal:

On March 15, 2005, the Company filed with the SEC a Form N-54 stating that we were electing to be regulated as a BDC under the Investment Company Act. Our status as a BDC would have allowed us to raise the additional capital necessary to implement this as part of our business plan, in that business development companies are permitted to issue in any 12-month period, without registration under the Securities Act, shares with an aggregate offering price of up to $5,000,000. With this in mind, on April 22, 2005 we filed a Form 1-E under the Securities Act notifying the SEC of our intent to sell under this exemption up to $5,000,000 of our common stock; on March 24, 2006, we filed Form 2-E with the SEC reporting share issuance activity under 1-E and the termination of our offering.

In April and July, 2005, the SEC notified us that they considered the Company not to be in compliance with various reporting and capital structure requirements of the Investment Company Act. Furthermore SEC staff indicated and current management agrees that the Company is not an appropriate candidate to be a BDC. In May, 2006 the Company formally responded to SEC inquiries acknowledging the following inadequacies that caused the Company to be outside Business Development Company compliance:

1.     activity  of  management
2.     disclosure  controls  and  procedures
3.     Board  composition
4.     compliant  filings
5.     officer  compensation
6.     compliance  with  asset  coverage  requirements
7.     issuance  of  shares  for  services

Our board determined that as a Business Development Company, we could not conform and operate in a manner in which we desire. Accordingly, it was determined that it is no longer feasible to operate as a BDC. The appropriate course of action is to withdraw our election to be regulated as a BDC under the Investment Company Act of 1940 by filing a Form N-54C with the SEC. By written consent, shareholders owning shares representing a majority of our voting power authorized us to take this action. After withdrawal of Business Development Company status Aventura's operations will be managed as an operating reporting public company subject to the Securities Exchange Act of 1934. We will no longer conduct business as an investment company.

The Company held a special meeting of stockholders on Monday April 24, 2006 at which the majority of the outstanding voting shares of common stock, par value $.001 per share, (the "common stock") entitled to vote, were present in person, by telephone or by proxy. 2,005,000,000 shares of common stock of the Company voted in favor of the proposal to withdraw the Company's election to be treated as a Business Development Company under the Act, 0 shares of common stock voted against such proposal. The affirmative vote of (a) 67% or more of the shares of Common Stock present (in person or by proxy) at the special meeting, or (b) more than 50% of the outstanding shares of common stock, whichever is less, was required to approve this proposal. Accordingly, the proposal received more than the vote required for approval.

SIGNATURE:

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             AVENTURA HOLDINGS, INC.



                           May 15, 2006          By:     /s/  Craig  A.  Waltzer
                                                         -----------------------
                                                              Craig  A.  Waltzer
                                                      Chief  Executive  Officer,
                                                       President,  and  Director